March 28, 2005

via U.S. mail

Mr. Robert W. Olson, Esq.
Senior Vice President, General Counsel, and Secretary
Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, Ohio  45202

RE:	Chiquita Brands International, Inc.
	Form S-3 filed March 8, 2005
	File No. 333-123181

	Form 8-K
	Filed February 23, 2005
	File No. 1-01550

Dear Mr. Olson:

      	We have limited our review of the above-referenced filings to the requirements of Rule 3-05 of Regulation S-X as it relates to your Form 8-K filed on February 23, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your discussion in the Form 8-K filed on February 23,
2005
of your Stock Purchase Agreement with Performance Food Group for the acquisition of their Fresh Express salad and fruit business entered into on February 22, 2005. Supplementally, please provide your analysis of whether the acquisition is significant under Rule 3-05 of
Regulation S-X such that financial statements and pro forma financial information will be required to be filed. In this regard, please note that if the acquisition is sufficiently significant, this information will be required to be filed prior to effectiveness of this registration statement. We may have further comment upon reviewing your response.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please contact Melinda Kramer at
(202) 942-1938 or, in her absence, Tangela Richter, Branch Chief, at
(202) 942-1837.  Please address all correspondence to mail stop
04-
05.

								Sincerely,



								H. Roger Schwall
								Assistant Director



CC:	Melinda Kramer
	Tangela Richter
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Chiquita Brands International, Inc.
March 28, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE